

July 9, 2013

<u>VIA EMAIL</u>
Brian X. Tierney
Chief Executive Officer
Ohio Power Company
1 Riverside Plaza, 28<sup>th</sup> Floor
Columbus, Ohio  43215

      **Re:    Ohio Power Company**
            **Amendment No. 1 to Registration Statement on Form S-3**
            **Filed June 25, 2013**
            **File Nos. 333-188745 and -01**

Dear Mr. Tierney,

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your response to comment 2 of our letter dated June 18, 2013 that you will file executed agreements and legal and tax opinions as exhibits to a Form 8-K within four business days of the closing date.  All exhibits required by the registration statement must be on file by the date of the filing the final prospectus, upon which a new effective date for the registration statement is triggered.  Form 8-K may be used to file these exhibits which would otherwise only be able to be included by the filing of a post-effective amendment.  Refer to SEC Release No. 33-6470 at note 11; Sections III.A.3.b, III.B.3.c. and III.B.3.d of the SEC Release 33-8518; and Section III.F. of SEC Release 33-9117.  Therefore, we reissue the

comment in part. Please confirm that exhibits will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions.

2. While we note your response to comment 9 that Ohio Power Company is currently a reporting company under the Exchange Act, please provide us with your legal analysis as to how the forward-looking safe harbor applies giving consideration to Securities Act Section 27A(a)(1) and Securities Act Rule 191 and Exchange Act Rule 3b-19 where a depositor is a different "issuer" from that same person acting "for purposes of that person's own securities."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc:     Kevin Hochberg, Esq. (Via Email)